Exhibit 99

CONSOLIDATED NATURAL GAS COMPANY

CONDENSED CONSOLIDATED EARNINGS STATEMENT
(Unaudited)

Twelve Months Ended June 30, 2005
(millions)
Operating Revenue	$7,127

Operating Expenses	5,545

Income from operations	1,582

Other income (loss)	27

Interest and related charges	194

Income before income taxes	1,415

Income taxes	503

Net income	$ 912